Exhibit 99.2

y v v yy.i iiinii^i™.i./m , xi—oo.^wi i 0/-\l UIXUHI. JULI •^?”-‘i iuit -1 ^ qfdtem $W I ft) Union Bank %^ vft^Bv ^ HJiftsR-vj * Of India (0 VYOM & *)Hh CTflfM itff M9W ft Cuve-rnipcn” of India U_nldi”^Ki-ni rAfc.-Fn1m4jS.1w tar • ? ,??*••• Hoad Office: 239, VWhan Bhavan Mara, N?3nmrin Point, Mumbai-400 021. I ? In rahh _STANDALONE__CONSOLIDATED _ QUARTER ENDEE) | YEAR EN PEP quarter ENDED I YEAfl ENDED PARTICULARS 30.06.2024 FMLMiKS-f^31.03,2024 31.03.2024 30.06,2024 I 30.06^023 I 31.032024 3103.2024 __(Unaudited) (Unfiled) (Audiled) (Audited) jUn audited) (Unaudited] (Audited) jftttjjjtejj ^Total Income from Qperalwras 30,67,352 g7,3S,1Z5 31,05,75? 1,15.&5.ei-5 31,32^7 27,82122& 31,6 U 58 1.18.1^.835 Net Profit r1 (Loss) for the period (Before T&k, ExTOptonalOTdtar 5.02,950 5,17,429 5,27,33a 21 .^3.03-9 4,95.449 &.1B,042 5,28,120 21.50.&22 EKtaortfinary items) Net Pro-fit / (Loss) for trie period before taM After Excsptionai 5.02.950 5r17.429 5,27.335 -21,43.0m 4.95r44fl &.tfl,042 5i&,120 21.50.322 snoVof Exfrgonjingry items)__’   ’   Net Profit i (Loss) for the period Consolidated Audited Financial Results ofWipro Limited under IFRS ^lT?mT\ M7“6 m 3**° im“1 m1” 382,827 ™™ r and/or EitratJTrJinary items) (tin millions, exccp” per share data., unless otherwise stated) Total Comprehensive Income for 1 [ 1 I |h.« period [Comprising Profit ^ Particulars Quarter ended Year ended Quarter ended ^ for ^patau After tax) ua r-,-. na na NA na Hk HA __June30,2024 March 31,2024 June 30,2023 anaother CrjmprahensEv* Revenue from operations 219h63fl 697,603 228,310 Jncome (Afar la*}}   ——Paid up Equity Share Capital 7.03.3*31 6.B3.475 7.63.301 7,63.361 7,63.361 6.83.475 r.Ga.Jo” 7.03.301 Profit before tax 40,216 147,210 37,975 -———— — ——Reserves (Ewciutfing Profit after tax 30,366 111,121 28,860 Revaluation Reserve) as shown —— m fee Audited Eala,C& Sheet **&>m Total comprehensive income forthe period 29,197 118,248 31,710 of (he previous year Paid-up equity share capital 10,460 10,450 10,978 Net Worth 93rT4,7fl6 [ 65,23,633 | 37,60,131 94.D1.48B 03,39,091 37,90,363 £7,96,363 < {Par value of ^ 2 per share) Securities Premium 25.51,318 18,34,118 25,51,318 25.51,31 fl 25.59r4&0 1 &,42.281 25r59.4B0 25.5&.4AQ Reserves excluding non-control ling interest1 739,433 739,433 770, IBS Debenture Rertemptmr; Reserve—_-J_• ? 314 314 314 314 as shown in the Audited Statement of Paid DebtCatfrdt I Financial Position Outstanding EteM 1W&0° ]*&m ™m ^m l7^°° ™m 17’S^° Earnings per equity share Debt Equity Ralia_ Q.Z7 j Q.4Q Q.3T__n^i   0_47^__031__031_ {Par value of ?Z per share) Earnings Pfer Share _’ {EPS for quarter ended periods are Basic ~^4~74~~ ~mfT~ ~^lT~ _:479~~ “IS” not annualized) Basic’(in?)’ 5.75 20.89 5.23 _I__52_2i«J_!M=J__IZiJ__1™ Diluted: (in?) 5.73 20-82 6.12 NOTES: -1-1-1-1 a) Ths stiQVB i& an eidraDi of the detailad formal erf Quarterly’’ Yaarly Financial Resulls filed with His Stock Ejtchangas under Ragulaliofi 33 fi 52 of Ihe SEEI (Lining balance forthe quarter ended June 30, 2024 and year ended March 31,2024 represent balances as perthe audited R^ifear^a.aNabi^nJh^^i^orihes^kE.nhang^) n J r r |www.n-spindn.cnm www.bsairdi-a.comland or ^heBan* swebsita iwww.unprjnban-konndla.CQ.iFi). consolidated stat&rrient of f nancial position forthe year ended March 31, 2024 and balance for the quarter ended b) For 1he clber line itaniE ishamed in RaguiarJcn GJi’-lJ c~ Ihe SEBI [Listing Obligations and Disclosure Requirements) Regulations. 2015. the rjeniren: dis&ta&ures have June 30r 2023 represent balances as per the audited consolidated statement of financial position for the year ended ^niadetoiiiBSnGkE^an^^ Ma rc h 31.2023 r as req u i red by the S EBE (Li sti ng Obi i gat Ions a n d Di sclo s u r e Req u i rements) Regu lations r 2015. _F ur arHj an ^M nf ^ a, D irac1ar!i_ The audited consolidated financial results of the Company for the quarter ended June 30, 2024 have been u “Sa~ “Stf” “Sd” . „ ~ Place: Mumbai Pankaj Dwivedi Sanjsy Ridra Famasrjhrainaniai S. Nitesti Ranjan A. mammQVlatai a p p roved by th e Boa rd of Di recto rsof the Company at its meeting held on July 19, 2024. Th e stat u t ory a ud i tors Date l 19.07 2024 ExflGulrve Direclor Executive Director Executive Director Exfic*rtive Dlrecdw lUla Jiaging Director i CEO have expressed an unmodified audit opinion. f-\ Do not s/iare your Internet Banking details, such asH user ID / password or Financial fteSLlltSOf WiprO Limited under Ind AS your credit / debit Card number / CVV/ OTP with anyone—either over phone or through email The financial results are prepared in accordance with Indian Accounting Standards (“Ind AS71), the provisions JT ., ^ ., , JJ1M   M, , r . , JMM -i.,p. —. . . oftheCompariesAot,!Di3(“theCompameSAct^a3aPPlicaWe3nclg:id,lir1eSis,Ued6ytKeSecu,itieSarld (Toll Free No.) 1800 20! 2244/1600 4251515/1800 425 3555 | ©9666606060 | Error! Hyperlink reference not valid. Exchange Board of India (“SEBI J. The Ind AS are prescribed under Secthon 133 of the Act read with Rule 3 of lf v — w ^ the Companies (Indian Accounting Standards) Rules, 2015 and amendment rules issued thereafter. Consolidated Audited Financial Results of Wipro Limited under Ind AS ;” I Efalkfc^irf| !LY^fc’ ItHB^gi^mBmfl (tin millionsf except per share data, unless otherwise stated) VSSSr — ? D—_j. ±. n. , ? r r -^^iM^yiiJtJii^iliiiliiiaiHUliiiiiJiaiiaajii^H Share Department, Board & Co-ordination Division -1———-1—-—-1————I Nit Ho— 174PPPCE3 -14^PPP/2023 Dated 20.07.2024 ptDt Uq. 4, Dwarka Sector-10h New Delhi-110075 Particulars , fcJ , ™, , NOTICE INVITING EXPRESSION OF INTEREST (EOI) Email Id: hosd@pnb.coJn, Tel # 011-28044857 June3Q,2024 March31,2024 June30,2023 ——— Uttar Pradesh. State Road Tran sport Corpo ration i U P5 RTC) f& p leased to PUBLIC NQTIC E Revenue from Operations 219r63& 897,603 225,310 Iwte EwnKSions of Interest (EOI) fromqusNfied cpn^lting engineerini 9iventhat Share Certificate of the Bar* menlbned 0 jl . r-;—-T—————^7^— artd, c^trfe^f ior *S ^^j^ ^ an Independent be|flW has bB>J r d |M, , misplaced , stolfln and tne Profit before tax 40r216 147,210 37,97& E^meer for the developmen of Bus Terminal cmn Commercial fstered hotder , e|aimant therelcf have rec{lie5ted tor —— -Complex, to be executed under 3 Public-Pnvate Partnership (FPP) model, jSsU& of duplicate shara certificata? Profit after taK 30T36& 111J21 23,SoO located at Avodhva Priam ^Yodhy^ Amau&i (Lucknow), Charba&h -——r—-—-r———? n. .-r——, _:__i   (U£know|,fta0bareilly. 2&roRoad(PrayagriJ)andSohfabgate(Meerut). ™ept *n^re Uistmotive No. Total comprehensive income for the period 29,198 113,130 31,717 Ejrjjfl^Ji^r^ **** °‘ %p“te Scares ShL^a ‘ For detailed- information, please refer to our official website Ma™,hhai n=*a\ ‘ iasm^7 ‘ ^flTc^Vrn—v- Paid-up equity share capital 10r460 10,450 10,976 httpsj/wwwupsrtc.iip.govjn Qr https-ftetendewpnicin [J™^ S^lffifflS” (Par value Of ^ 2 per share) Suhmlsslori D#ao11lne l All Interested and competent consulting Beene D^pa^ Dewi ! !~ engineering firms and corporate bodfes should submit their proposals no (claoarnO Reserves excluding non-controlling interest1 734,680 734,B80 765,703 [ |aterthanjuly2r,aoz4,bTfl=00PW I5T. Managine Director | In case any person hLs any rjaim in respect of the said shares / any as shown in the Audited Balance Sheet otjjecr-icn(&) for the issuance, or duplicate certificate^) in favour of the —— above stated shareholders) / claimarrt(sj, he / she I they should lodge Earnings per equity share Iheir claim or objecton within 15 days of the date or pubUcaiion of (hi& (Par velue of ? 2 per share) Notice. EF within 15 days from the date hereof no claim is received by the f EP<3 for n s j a rtf>r « ndpd n*»r i ndsar^ e*nk i[1 ^sp^1 of tne said certificate^), duplicate share certifK;ate(s) / \ l tot- q u a rrer e noeo pen oa s a re tener(s) of confirmation will be issued. The puHrc Is hereby cautioned not a n n U a I IZed J ^ ^,,, H1 ci y ^\„ 1Cj , & i ^ way ivil11 i t—e a: 10^^ n-en i irjrie ri r;^r1 i’i i :,h l^r s) Basic: (in?) 5,75 20.S9 5.23 For Punjab National Bank Dtluted:{in?) 5.73 20,82 5.12 ™t cJn^lt^ _:_1_I_I_I_I I Frac&r New Dcihi_Company Secretary ‘Balance for the quarter ended June 30> 2024 and year ended March 31, 2024 represent balances as per the t audited consolidated balance sheet for the year ended March 31, 2024 and batancefor the quarter ended June OKIE Q7 f*f\KAKAl IKJI/”* ATlOKIQ I IIVVIITCr^ 30,2023 represent balances as perthe audited consolidated balance sheet forthe year ended March 3112023, PflzB I III wIVI IVIU IN IL#A I IvJINO LI Ml I tIJ as required by the SEBI {Listing Obligations and Disclosure Requirements) Regulations. 2015. • C|N: 1 «2QQDL2cm»pi cioagss A B FcgtelcrodOWie^Piisli-loyi.DcvikaToiiwr.NemuPlic^MCfWDclhli^^ The audited consolidated financial results (under Ind AS) of the Company forthe quarter ended June 30, 2024 i^l^^i^-Ml^^n Tai:+si iTieisosso; w^ke: www.Paytm,com , j. n . ,. „ 1 1 1 j-irtrtrtrtj tl I vJLw IJ Corporate Of lie*: Pay tm Corporate OffJce, One £kymarkr Tower-Dr Plot No. H-10B, Sect&f-^y, have been approved by the Board of Directors of the Company at its meeting held on Julv 19, 2024. The m.wl L r JM ^ 7 ‘ r ^ Hmda 2U1304, Ultar PtadSah, India L^t-Jtutory auditors have expressed an unmodified audit opinion. Tel:-su?o 4770??o; F-meii:eflmpiianw-&fflcer^payiin.c^ Standalone Audited Financial Results of Wipro Limited under Ind AS [tin millionSr except per snare dataT unless otherwise stated) 1-,-1-1-(*m”“on5j. Quarter Ended Year Ended PflrtSnilara Quarter ended Year ended Quarter ended g Par«culars Jun^O.2^24 March^,2W4 Jun^0,W23 March^,2W4 ‘? ‘ ^’”!t ‘ yivst* Mcvchol.l-’^li June o0.1-?C’Z:< i ^^udited) Edited) ^^udited) Edited) | r-Vr;1! J-? iViV:j-i,: =V!^= J !.J ^T-I ‘1 Total i^^e from ^^^^includin^t^r hc^) 16,^1 23,988 24,642 1,05,247 K, .- _ r .^ ,—,:. ‘ ~T~- 2 Loss for the period/year before tax (8,986) (5064) (3040) (13,^4) _—_’._‘1   ’._’._’.   1_!_ 3 Loss for the ^riod/yea^ter tax (8,401) (5^05) (3^84) (14,^4) Profit aftertax 23.7A6 91,186 25,878 4 Total comprehensioe i^^^(^s) for the period/year (after tax}__(9.Q73)_(3Q2 2)__(4Q3 2)__(12,^ 8) ———- 5 Equity share capital 636 636 634 636 Total comprehensive income forthe period 24,403 94,996 29,008 6 othei-eqUity -i^^st) The audited standalone financial results (under Ind AS) of the Company for the quarter ended June 30n 2024 have BaSk°^S per Sare (? ^r Sare °f W/ eaCh) ‘ r ‘ 41 7 ^SCH. (13) (9) (6) ^3) been approved by the Board of Directors of the Company at its meeting held on July I9h 2024. The statutory *NotannuaiiSed for-quarter. (13) (9) (6) (22) auditors h,jVf;cxr;^L^:d unrr;odifJed audit ppfnlori- 1-’-1-1-1-1-1 Note: il^il^il^il^Hllinfinffm The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges (7 in millions] tr d r d * No Part^ulars June30,2024 March 31,2024 June 30,2023 March 31,2024 www,bseindia.com), trie National Stock Exchange website [URL: www,nseindia.com) and on the Company’s ‘ —— (Unaudited) (Audited) (Unaudited) (Audited) ????^ ‘?? 1 Total income from operations (including other income) 12,^0 18,^7 19,^0 81^2 2 sfrte i d/ r fretx (8, 6) (5, 3) (3,) (14,7) 3 sfrte i d/ r trtx (8, 6) (5, 3) (3,) (14,7) Notes: Places BengalUTU Risfl ad A. Premji V Tha-abova nru BKlracl of the Oelailad rorma( nf Unaudited Financial ffisnjlt^ (CrmSoFid^tad end Standalone) fir Ilia quarter andod June 3D, 2D2J riFeCt with lhc Date ‘Julv 19 2024 Chairman JtKX e^cJianges untfer Regulation 33 -of &EBI <listlr»g Obligations and olserosure fl«iuJriement5> n^gyiaiiortSj 2Qi5, as amended, The-‘yii format ol financial * 1 results are available on the stock exchange websilei jwww.rreeindia.com and wvjw.bselndla.com) and on tha Company^ wctHitE (www.paytm.com). ^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^^ 2. Thw .jboue Unaudiled Fi narccial Resurts have Been rawaEwed by line Audit Commiltee and approved by the Board of Directors of [ha Company in their respective mattings.nettle jyiy 19. 2024. refffW W^fl ^uti -ffiRP! 3’Tric S13’*”^111 deludes i hi^ for i he quartftf ended «ancn n, 20i4, being the balancing figure between audited ftgvnes- lh reject trie fun flriarelal year |jj^l^9UliU^|^l^^lj^j^| j£imi^JMAt ^£|UkHf £023-24 and the published u nauprted -year to dale figures up to The third quarter of the respective financial years 202 3 -24 which were subfeel to limited review. ‘ \ ? for One Comrnunications Limited jWjjajjjjgjjijijj Place: Hoida Vijay Stiekhar Sharma 3 , ! Dale: Jujy 19,2024 Chairman, Managing Director and CEO iinancialexp.epapwA-—-1 BENGALURU